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Federated U. S. Government Securities Fund: 1-3 Years.

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Filed by: Federated U.S. Government Securities Fund: 1-3 Years

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Short Term Government Income Fund, a portfolio of the Performance Funds Trust

Subject Company Commission File No. 811-0660

Nearly $3 trillion is currently invested in money market funds, according to the Investment Company Institute. When you consider the expanding cash needs of corporations, businesses, government entities, highnet-worth individuals and the largest generation of retirees in history, expect the demand for money funds to grow.

For more than three decades, Federated has been an industry leader when it comes to money fund management. Federated’s strong presence within the industry enables us to provide one of the largest product menus among money market managers and targeted solutions that are among the most innovative in the industry.

Plus, Federated has relationships with hundreds of securities dealers, ranging from the largest names on Wall Street to regional firms across the country. Our broad network of counterparties also enables us to access a range of primary and secondary market deals around the country.

Federated Investors is one of the largest institutional investment managers in the United States with approximately $355 billion in assets, $265.5 billion of which is in money market products.

Our Investment Philosophy

  Highly defined and disciplined process of portfolio construction

  Intensive credit review

  Barbell structure consisting primarily of securities with maturities above and below the average portfolio maturity

  Managers seek competitive yields while avoiding the more speculative issues

Industry Standings

  Fifty-seven years managing money

  Top 3% of all money market managers1

  One of the largest institutional money market fund managers2

  One of the largest selections of state-specific, tax-free money market funds2,3

  One of the largest managers of AAA-rated money market portfolios2

Industry Leadership

  Introduced one of the first institutional and retail money market funds.

  Helped pioneer the use of the amortized cost accounting method for valuing shares of money market funds at $1.00 — now common practice by all money market fund managers.

  Launched one of the first money market funds holding tax-free variable rate demand notes.

  Was the first U.S. mutual fund company to register in Dublin, Ireland for distribution of offshore money market funds to the European community.4

Federated knows...

Stability

Ranks as a leading global investment manager, managing approximately $355 billion in assets,* delivering competitive and consistent results since 1955 and fostering growth by reinvesting in the company

Investment Solutions

Offers broad product lines spanning domestic and international equity, fixed income, alternative and money market strategies with the goal of long-term, consistent, competitive performance

Diligence

Takes the long view, believing that doing business the right way over time will present opportunity for future growth

* As of 6/30/2012.

An investment in money market funds is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although the money market funds seek to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in these funds.

1 Strategic Insight, 5/31/12, based on assets under management in open-ended funds.

2 iMoneyNet, Inc. 5/31/12. For more information on credit ratings, visit standardandpoors.com.

3 Income may be subject to the federal alternative minimum tax and state and local taxes.

4 Offshore money funds are available to qualified investors. Please contact your Federated representative for more information.

Current and future portfolio holdings are subject to risk.

For more complete information, visit FederatedInvestors.com or call 1-800-341-7400 for summary prospectuses or prospectuses. You should consider the fund’s investment objectives, risks, charges and expenses carefully before you invest. Information about these and other important subjects is in the fund’s summary prospectus or prospectus which you should read carefully before investing.

Not FDIC Insured • May Lose Value • No Bank Guarantee

A prospectus/proxy statement with respect to the proposed transaction has been mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents are available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.

Filed by: Federated U.S. Government Securities Fund: 1-3 Years

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Short Term Government Income Fund, a portfolio of the Performance Funds Trust

Subject Company Commission File No. 811-0660

Experience

Federated has earned a well-deserved reputation as a strong fixed income manager.1 Our track record in fixed income spans decades, and includes the development of several milestone funds: one of the first government bond funds in 1969; one of the first high yield bond funds in 1972; one of the first tax-free2 municipal bond funds in 1976; and one of the first high yield municipal bond funds in 1996.We’ve been managing fixed income portfolios for more than 40 years. Our senior fixed income management team averages 24 years of experience; team members have worked together at Federated for 22 years.

Philosophy

Federated believes that optimum results in fixed income products are best achieved through a traditional value-based approach, using fundamental analysis with teams focused by sector to extract value from each step of the process. Our fixed income management combines top-down decision making with bottom-up security selection to build diversified, risk-managed portfolios.

Multiple Alpha Sources: The Alpha Pod Process

Federated fixed income teams make key decisions on various fixed income factors referred to as alpha pods.The alpha pod process consists of duration management, sector allocation, yield curve strategy and currency management.The culmination of this process occurs at the security selection level.

Duration Management	**Sector Allocation**	**Yield Curve Strategy**	**Currency Management**
The portfolio is positioned to benefit from our interest rate outlook based on a thorough economic analysis of: - Business Cycle - Valuation Indicators - Global Attractiveness	The portfolio is over-weighted or under-weighted relative to the benchmark after an intensive review of: - Historical Spread Analysis - Volatility Analysis - Business Cycle	The portfolio is positioned along the yield curve based on assessment of: - Federal Reserve Policy - Inflation Expectations - Forecasting Model	The portfolio may gain exposure to non-dollar fixed income based upon: - U.S. Current Account/ Fiscal Conditions - Interest Rate Differential - Expectation for Growth
Chairman: Joe Balestrino	***Chairman:*** Mark Durbiano	***Chairman:*** Don Ellenberger	***Chairman:*** Ihab Salib

[1] *Source: Strategic Insight, Top 7% of fixed income managers based on assets under management, 2/29/12.*

Federated knows...

Stability

Ranks as a leading global investment manager, managing approximately $360 billion1 in assets, delivering competitive and consistent results since 1955 and fostering growth by reinvesting in the company

Investment Solutions

Offers broad product lines spanning domestic and international equity, fixed income, alternative and money market strategies with the goal of long-term, consistent, competitive performance

Diligence

Takes the long view, believing that doing business the right way over time will present opportunity for future growth

1 Assets under management as of 3/31/2012.

Mutual funds are subject to risks and fluctuate in value.

International investing involves special risks including currency risk, increased volatility, political risks, and differences in auditing and other financial standards.

High yield, lower-rated securities generally entail greater market, credit/default and liquidity risks, and may be more volatile than investment grade securities.

Alpha measures a fund’s risk-adjusted performance. It represents the difference between a fund’s actual returns and its expected performance, given its level of risk as measured by beta. A positive value for alpha implies that the fund has performed better than would have been expected given its volatility. The higher the alpha, the better the fund’s risk-adjusted performance.

Duration is a measure of a security’s price sensitivity to changes in interest rates. Securities with longer durations are more sensitive to changes in interest rates than securities of shorter durations.

Yield Curve: Graph showing the comparative yields of securities in a particular class according to maturity. Securities on the long end of the yield curve have longer maturities.

Investors should carefully consider the fund’s investment objectives, risks, charges, and expenses before investing. To obtain a summary prospectus or prospectus containing this and other information contact us or visit FederatedInvestors.com. Please carefully read the summary prospectus or prospectus before investing.

Bond prices are sensitive to changes in interest rates and a rise in interest rates can cause a decline in their prices.

Diversification does not assure a profit nor protect against loss.

A prospectus/proxy statement with respect to the proposed transaction has been mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents are available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.

Filed by: Federated U.S. Government Securities Fund: 1-3 Years

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Short Term Government Income Fund, a portfolio of the Performance Funds Trust

Subject Company Commission File No. 811-0660

Experience

For more than three decades, Federated has been dedicated to delivering disciplined equity management to a wide variety of institutional and retail clients. Our diverse equity fund lineup includes domestic, international, global and alternative investment strategies, a result of both carefully cultivated homegrown initiatives as well as key strategic acquisitions.The stability of our investment teams allows us to deliver consistency in strategy and management, and to continue exploring new opportunities to meet the ever-changing and diverse needs of our clients.

Philosophy

Federated’s equity management philosophy is based on the belief that research discipline, dedicated risk management and a long-term outlook have the greatest potential to weather market movements and maximize each fund’s ability to reach its investment objective. For each fund, Federated’s experienced specialized investment teams seek to establish clear guidelines for portfolio management and to be systematic about making decisions. This approach is designed to provide each fund with a distinct, stable identity in its pursuit of superior and sustainable investment performance.

Process

Federated’s equity investment process originates with its commitment to proprietary research—both fundamental and quantitative. Using that information advantage, investment teams construct their portfolios using strict constraints specific to each fund’s investment style. Performance attribution is then used to review the portfolio’s performance and positioning.

Federated knows...

Stability

Ranks as a leading global investment manager, managing approximately $360 billion1 in assets, delivering competitive and consistent results since 1955 and fostering growth by reinvesting in the company

Investment Solutions

Offers broad product lines spanning domestic and international equity, fixed income, alternative and money market strategies with the goal of long-term, consistent, competitive performance

Diligence

Takes the long view, believing that doing business the right way over time will present opportunity for future growth

1 Assets under management as of 3/31/2012.

Mutual funds are subject to risks and fluctuate in value.

International investing involves special risks including currency risk, increased volatility, political risks, and differences in auditing and other financial standards.

Investors should carefully consider the fund’s investment objectives, risks, charges, and expenses before investing. To obtain a summary prospectus or prospectus containing this and other information contact us or visit FederatedInvestors.com. Please carefully read the summary prospectus or prospectus before investing.

Diversification does not assure profit nor protect against loss.

A prospectus/proxy statement with respect to the proposed transaction has been mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents are available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.

Filed by: Federated U.S. Government Securities Fund: 1-3 Years

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Short Term Government Income Fund, a portfolio of the Performance Funds Trust

Subject Company Commission File No. 811-0660

All information as of 6/30/2012 unless otherwise noted.

2nd Quarter 2012

Product Profile

FUND FACTS

Inception Date

3/30/2005

Benchmark

Dow Jones Select Dividend Index

Morningstar Category

Large Value

Lipper Category

Equity Income Funds

Fund Assets

$6.4 billion

Ticker Symbols

Institutional Shares – SVAIX

Class A Shares – SVAAX

Class C Shares – SVACX

Morningstar Style Box™

Foreign Holdings

28.44%

Portfolio Statistics

Weighted Median P/E (LTM)	17.4x
Weighted Median P/E (NTM)	14.4x
Number of Securities	39
Weighted Median Market Cap	$60.7 b
Weighted Median Price/Book	3.0x
Annual Portfolio Turnover	13.3%
30-Day Yield[1]	3.25%

5-Year Statistics vs. S&P 500 Index

	FUND	INDEX
Standard Deviation	14.60	19.21
Beta	0.65	1.00
Correlation	0.85	1.00
R2	71.61	100.00

Sources: Federated Investors, Morningstar, Inc.

Past performance is no guarantee of future results.

See disclosure section for important definitions.

PRODUCT HIGHLIGHTS

•	Pursues income and long-term capital appreciation.
•	Invests primarily in high-yielding stocks of undervalued companies positioned to increase their dividends over time.
•	Seeks a substantially higher-than-market dividend yield and a growing stream of income to offset inflation.

Investment Approach

The fund’s investment approach is bottom-up, striving to emphasize high-yielding dividend- growing stocks. The fund aims to participate in high-yielding market sectors, industries and companies in an effort to produce diversified portfolios. The approach seeks reliable dividend income growth and capital appreciation.

PERFORMANCE

Average Annual Total Returns (%)

							Expense Ratio*
	Q2	YTD	1 Year	3 Year	5 Year	Since Inception	Before Waivers	After Waivers
Class A Shares (NAV)	3.98	5.11	10.73	17.01	-0.10	5.12	1.25	1.06
Class A Shares (MOP)	-1.70	-0.64	4.69	14.86	-1.22	4.31	1.25	1.06
Institutional Shares	4.02	5.22	10.96	17.33	0.17	5.41	0.95	0.81
Benchmark	1.41	6.54	10.50	21.66	-0.21	N/A	--	--

Performance quoted represents past performance which is no guarantee of future results. Investment return and principal value will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than what is stated. To view performance current to the most recent month-end, and for after-tax returns, contact us or visit FederatedInvestors.com. Maximum Offering Price figures reflect the maximum sales charge of 5.5% for Class A Shares. See the prospectus for other fees and expenses that apply to a continued investment in the fund.

* The Adviser and its affiliates have voluntarily agreed to waive their fees and/or reimburse expenses so that total annual fund operating expenses (excluding acquired fund fees and expenses of 0.01%) paid by Class A and IS Shares (after the voluntary waivers and/or reimbursements) will not exceed 1.05% and 0.80% respectively, up to but not including the later of 1/1/13 or the date of the fund’s next effective prospectus.

Not FDIC Insured • May Lose Value • No Bank Guarantee

KEY INVESTMENT TEAM MEMBERS

Walter Bean, CFA Senior Vice President Senior Portfolio Manager Head of Income Management Team	Daniel Peris, PhD, CFA Vice President Senior Portfolio Manager	Deborah Bickerstaff Vice President Associate Portfolio Manager

INVESTMENT PROCESS

• All common stocks in developed markets, with a minimum market cap of $3.0 billion and yield greater than 3.0%

• Rank stocks based on:

- Dividend yield

- Dividend growth

- Valuation

- Strong financial condition

- Performance during periods of market weakness

• Focus on high-yielding stocks

• Conduct fundamental risk/reward analysis at industry and company level

• Evaluate management concern for shareholder value

• Prepare cash flow and dividend forecasts

• Construct disciplined valuation framework

• 40-50 stocks

• Fully invested

• Diversified across income producing sectors

• Portfolio yield significantly higher than market average yield

• Risk management

• 5% maximum position size

• Sell discipline

• Multi-factor analysis attributes style and characteristic exposures

• Examine sector and stock selection impact

• Rigorous and continuous feedback loop helps ensure all elements of process are adding value as expected

INVESTMENT REVIEW

Market Overview

A strong June rally wasn’t enough to save the second quarter of 2012 from May’s ugly sell-off, but the major indices posted their best June returns in more than a decade, fueled by late-breaking events in Europe that sent equities soaring on the last trading day. European Union leaders defied expectations at their 20th summit since the eurozone crisis broke by agreeing to the immediate and direct use of bailout funds to aid struggling European banks, as well as to treat rescue funds for banks equally to funds used to support sovereign debts and to create a central eurozone authority over banks. These moves were viewed for the most part as concessions to the more growth-first forces led by the European Union’s southern-tier countries, by the austerity-first forces led by Germany. While details about how all the measures would work remained sketchy, the outcome was enough to give the markets hope that the agreement bought Europe more time to get its house in order.

Back in the U.S., the news wasn’t as favorable. The economic soft patch continued into June, with sluggish retail sales and nonfarm payroll growth, a significant slowdown in manufacturing activity—the Institute for Supply Management’s gauge for the month actually fell into contraction territory for the first time in three years—and a spate of downward revisions to forecasted second-quarter corporate profits that will start appearing soon. Housing continued to be a bright spot, with sales, construction and prices all tilting to increases, indicating an industry that has been a drag on GDP likely may be a contributor this year.

On the political front, the U.S. Supreme Court surprised by essentially upholding the Patient Protection and Affordable Care Act, commonly known as Obamacare—though not for reasons most thought it would. The court upheld the mandate as a tax and, in so doing, effectively let Obamacare stand. The decision promises to sharpen the debate between President Obama and Republican challenger Mitt Romney in this fall’s presidential campaign, as well as to further the divisiveness between the two parties.

Performance and Strategy

Amidst the recent commotion in the markets, Federated Strategic Value Dividend Fund has remained focused, as always, on achieving its core objectives: to provide investors with income and long-term capital appreciation. The portfolio finished the quarter with a 30-day yield of 3.4% for Class A Shares and a weighted average stock dividend yield of 4.7%, maintaining its historically high yield. The portfolio’s dividend yield was not only greater than that of the Dow Jones Select Dividend Index (4.0%), a proxy of the domestic dividend-paying universe, but it has continued to be well above that of the 10-Year U.S. Treasury Bond (1.7%) and the broad market, represented by the S&P 500 Index (2.2%). Complementing its high yield, the fund also saw dividend growth within the second quarter of 2012. This dividend growth, which may provide investors with a hedge against inflation and may help the portfolio to sustain its high yield, came courtesy of 11 dividend increases announced by holdings within the portfolio. Among those 11 were an 11.1% increase from Chevron Corp., its 25th consecutive yearly dividend bump, and a 7.0% increase from Johnson & Johnson, its 50th consecutive yearly increase. Such milestones are not unexpected given the fund’s holdings and the solid foundations of their dividend histories. Year-to-date, the portfolio has now experienced 19 dividend increases, along with a special dividend from GlaxoSmithKline PLC, which was announced in February.

Providing investors with lower downside risk is an important goal for the fund. In a market where volatility has been an all-too-common occurrence, the portfolio aims to stay above the fray and short-term noise of the markets. Since its inception, the fund has consistently done just that, demonstrated by its low beta of 0.55 (Wilshire 3-year beta versus S&P 500 calculated using monthly return). By keeping the volatility of the portfolio low, the fund pursues lower downside risk in an environment of falling prices. Dividend stocks not only anchor a large portion of total return to their dividend distributions, but they also are commonly held by income investors. These income investors tend not to trade as frequently as other investors, since they buy stocks to collect the dividends that they generate. As a result, when the market rises and falls, the income investor is less likely to buy/sell due to their focus on the stock’s dividend distribution, not its price. Further, stocks that are dividend stalwarts are generally less sensitive to downward swings in the economy, since these companies are typically large, well-established global firms with diverse revenue streams and geographies. This, combined with the large portion of total return tied to the dividend and the less-frequent trading habits of income investors, results in the low volatility of dividend stocks.

During the second quarter of 2012, Federated Strategic Value Dividend Fund produced a total return of 4.0% (Class A Shares at net asset value). The Dow Jones Select Dividend Index and S&P 500 Index had returns of 1.4% and -2.8% respectively over the same time period.

Defensive stocks were in favor and consequently, the Utilities, Health Care, and Consumer Staples sectors produced attractive returns of 6.1%, 5.3%, and 4.3% for the portfolio. Telecom Services, another defensive sector, was the best performing sector for the fund, returning 7.4%.

Returns were led by Verizon Communications (17.8%) and AT&T, Inc. (15.8%). Additionally benefiting the portfolio was its avoidance of the cyclical and dividend-unfriendly Information Technology, Materials, and Industrials sectors which experienced losses of -6.7%, -4.2%, and -3.6%, respectively. A sector that did post a loss to the detriment of the fund was the Energy sector. The portfolio’s Energy holdings fell -3.2% on the quarter, driven by the fall in oil prices which have retreated -17.5% since the end of the first quarter.

Federated Strategic Value Dividend Fund’s objectives to provide investors with income and long-term capital appreciation and its goal of lower downside risk all contribute to the portfolio’s long-term goal to produce superior long-term total returns. While all of these are critical to the fund, the lower downside risk characteristics of the fund were in evidence in the second quarter as the markets gyrated. As Baby Boomers retire in larger and larger numbers, the need for lower downside risk is as great as ever.

Performance quoted represents past performance which is no guarantee of future results. Investment return and principal value will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than what is stated. To view performance current to the most recent month-end, and for after-tax returns, contact us or visit FederatedInvestors.com.

See disclosure section for important disclosures and definitions.

TOP HOLDINGS Sector Weightings (%)

Sector Weightings (%)

Portfolio composition is based on net assets at the close of business on 6/30/12 and may not necessarily reflect adjustments that are routinely made when presenting net assets for formal financial statement purposes. Because this is a managed portfolio, the investment mix will change.

Reasons to Own this Fund

The High-Dividend Advantage

An important potential benefit of dividend investing is that returns are linked to cash payments. Dividend income may provide a distinct advantage when fixed-income yields are low, the outlook for inflation is uncertain and the broader market is volatile.

A Portfolio Built One Dividend-Paying Stock at a Time

Fund managers Walter C. Bean and Daniel Peris bring 55 years of collective experience to building a portfolio of 40-50 stocks ranked according to their dividend yield, dividend growth, valuation, strong financials and performance regardless of market conditions.

A Balance of Risk and Reward

Dividend-paying companies:

▪	Tend to be solid and well established
▪	Issue stock whose prices have typically been less volatile than non-dividend- paying companies
▪	Have historically paid a sizeable portion of their returns in cash and, as a result, may help cushion a portfolio’s downside

FEDERATED KNOWS...

Stability

Ranks as a leading global investment manager, managing approximately $355 billion* in assets, delivering competitive and consistent results since 1955 and fostering growth by reinvesting in the company

Investment Solutions

Offers broad product lines spanning domestic and international equity, fixed income, alternative and money market strategies with the goal of long-term, consistent, competitive performance

Diligence

Takes the long view, believing that doing business the right way over time will present opportunity for future growth

* As of 6/30/2012

Past performance is no guarantee of future results.

1	The 30-day SEC yield for Class A Shares is calculated by dividing the net investment income per share for the 30 days ended on the date of calculation by the maximum offering price per share on that date. The figure is compounded and annualized. For an indefinite period of time, the investment adviser is waiving all or part of its fee and, in addition, may reimburse the fund for some of its expenses. Otherwise, the yield would have been 3.09%.

A WORD ABOUT RISK

Mutual funds are subject to risks and fluctuate in value.

Asset allocation does not assure a profit nor protect against loss.

International investing involves special risks, including currency risk, increased volatility, political risks, and differences in auditing and other financial standards.

There are no guarantees that dividend-paying stocks will continue to pay dividends. In addition, dividend paying stocks may not experience the same capital appreciation potential as non-dividend paying stocks.

Funds whose investments are concentrated in a specific industry, sector or geographic area may be subject to a higher degree of market risk than funds whose investments are diversified.

DEFINITIONS

Current Dividend Yield is based on the current yields of the individual securities within the portfolio, weighted for their respective share of the overall portfolio.

Dow Jones Select Dividend Index universe is defined as all dividend-paying companies in the Dow Jones U.S. Total Market Index that have a non-negative historical five-year dividend-per-share growth rate, a five-year average dividend earnings-per-share ratio of less than or equal to 60%, and three-month average daily trading volume of 200,000 shares. Current index components are included in the universe regardless of their dividend payout ratio. The Dow Jones U.S. Total Market Index is a rule-governed, broad-market benchmark that represents approximately 95% of the U.S market capitalization.

S&P 500 Index is an unmanaged capitalization-weighted index of 500 stocks designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

Indexes are unmanaged and cannot be invested in directly.

Beta measures a portfolio’s volatility relative to the market. A Beta greater than 1.00 suggests the portfolio has historically been more volatile than the market as measured by the funds’ benchmark. A Beta less than 1.00 suggests the portfolio has historically had less volatility relative to the market.

Correlation is the degree to which one variable (here, the fund’s returns) fluctuates relative to another (the returns of the fund’s benchmark). Correlation ranges from 1.0 when two variables move identically in the same direction, to -1.0 when two variables move identically in the opposite direction.

R-Squared indicates what percentage of a portfolio’s movement in performance is explained by movement in performance of the market. R-squared ranges from 0 to 100, and a score of 100 suggests that all movements of a portfolio’s performance are completely explained by movements in the market as measured by the fund’s benchmark.

Standard Deviation is a historical measure of the variability of returns relative to the average annual return. A higher number indicates higher overall volatility.

Weighted Median P/E (LTM - Latest Twelve Months) is a ratio comparing share price to earnings per share using data from the previous twelve months.

Weighted Median P/E (NTM - Next Twelve Months) is a ratio comparing share price to earnings per share using estimated data for the next twelve months.

Weighted Median Price/Book is a ratio comparing share price to book value or assets minus liabilities.

Weighted Median Dividend Yield is a weighted average of the dividends of all the stocks in a portfolio.

RATINGS AND RATING AGENCIES

Lipper Categories: Data Source: Lipper, A Reuters Company. Copyright 2012© Reuters. All rights reserved. Any copying, republication or redistribution of Lipper content, including by caching, framing or similar means, is expressly prohibited without the prior written consent of Lipper. Lipper shall not be liable for any errors or delays in the content, or for any actions taken in reliance thereon.

Morningstar Style Box™ reveals a fund’s investment strategy. For equity funds, the vertical axis shows the market capitalization of the long stocks owned, and the horizontal axis shows investment style (value, blend or growth).

Morningstar Category identifies funds based on their actual investment styles as measured by their underlying portfolio holdings over the past three years. If the fund is less than three years old, the category is based on the life of the fund. ©2012 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

Federated Investors, Inc.

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, PA 15222-3779

1-800-341-7400

FederatedInvestors.com

G42142-02 (7/12)

Federated Securities Corp., Distributor

This must be preceded or accompanied by a prospectus.

Federated is a registered trademark of Federated Investors, Inc. 2012 ©Federated Investors, Inc.

A prospectus/proxy statement with respect to the proposed transaction has been mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents are available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.

Filed by: Federated U.S. Government Securities Fund: 1-3 Years

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Short Term Government Income Fund, a portfolio of the Performance Funds Trust

Subject Company Commission File No. 811-0660

In Need of Dividends?

Federated Strategic Value Dividend Fund

Federated Strategic Value Dividend Fund offers investors a portfolio of quality, dividend-paying companies with strong dividend growth potential.

	Ticker	Security	Dividends Paid	2012 Dividend Status:
Holding	Symbol	Yield	Consecutively Since	Month/Increase %
Consumer Discretionary
McDonald's Corp.	MCD	3.16	1976
Consumer Staples
Altria Group, Inc.	MO	4.75	1928
Coca-Cola Co.	KO	2.61	1920	Feb./8.5%
General Mills, Inc.	GIS	3.43	1899	Jun./8.2%
H.J. Heinz Co.	HNZ	3.79	1946	May/7.3%
Kellogg Co.	K	3.57	1925	Apr./2.3%
Kimberly-Clark Corp.	KMB	3.53	1935	Feb./5.7%
Lorillard, Inc.	LO	4.70	2008	Feb./19.2%
PepsiCo, Inc.	PEP	3.04	1952	Feb./4.4%
Philip Morris International Inc.	PM	3.53	1928
Procter & Gamble Co.	PG	3.67	1890	Apr./7.0%
Reynolds American, Inc.	RAI	5.26	1999	May/5.4%
Unilever PLC	ULVR	3.61	1949	Apr./5.9%
Energy
Chevron Corp.	CVX	3.41	1912	Apr./11.1%
ConocoPhillips	COP	4.72	1934
Royal Dutch Shell PLC	RDSB	4.83	1943	Feb./2.4%
Total SA	TOT	5.46	1945
Financials
Ventas, Inc.	VTR	3.93	1999
Healthcare
Abbott Laboratories	ABT	3.16	1924	Feb./6.3%
AstraZeneca PLC	AZN	6.17	1999
Bristol-Myers Squibb Co.	BMY	3.78	1933
Eli Lilly & Co.	LLY	4.57	1955
GlaxoSmithKline PLC	GSK	4.91	1889	Feb.1 & Apr./15.2%2
Johnson & Johnson	JNJ	3.61	1944	Apr./7.0%
Merck & Co., Inc.	MRK	4.02	1932
Telecommunication Services
AT&T, Inc.	T	4.94	1893
BCE, Inc.	BCE	4.39	1949
CenturyLink, Inc.	CTL	7.34	1978
Verizon Communications	VZ	4.50	1893
Vodafone Group PLC	VOD	5.31	1999
Windstream Corp.	WIN	10.35	2006
Utilities
American Electric Power Co., Inc.	AEP	4.71	1910
Dominion Resources, Inc.	D	3.91	1925	Jan./7.1%
Duke Energy Corp.	DUK	4.42	1926	Jun./2.0%
National Grid PLC	NGG	5.81	1996
Pepco Holdings, Inc.	POM	5.52	1904
PPL Corp.	PPL	5.18	1946	Feb./2.9%
Southern Co.	SO	4.23	1948	Apr./3.7%
SSE PLC	SSE	5.76	1992

Holdings are as of 6/30/2012. The Fund is a managed portfolio and holdings are subject to change.

Past performance is no guarantee of future results. For current fund performance, visit FederatedInvestors.com.

NOT FDIC INSURED • MAY LOSE VALUE • NO BANK GUARANTEE

Average Annual Total Return (%) as of 6/30/12

Ticker Symbol	Since Inception 1 Year 5 Year (3/30/2005)	Expenses * Before Waivers After Waivers	30-Day Yield
Class A Shares (NAV) SVAAX	10.73 -0.10 5.12	1.25 1.06	3.44
Class A Shares (MOP) SVAAX	4.69 -1.22 4.31	1.25 1.06	3.25
Class C Shares (NAV) SVACX	9.91 -0.83 4.38	1.95 1.81	2.71
Class C Shares (MOP) SVACX	8.91 -0.83 4.38	1.95 1.81	N/A
Institutional Shares SVAIX	10.96 0.17 5.41	0.95 0.81	3.68

Performance quoted represents past performance which is no guarantee of future results. Investment return and principal value will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than what is stated. To view performance current to the most recent month-end, and for after-tax returns, contact us or visit FederatedInvestors.com. Maximum Offering Price figures reflect the maximum sales charge of 5.5% for Class A Shares and the maximum contingent deferred sales charge of 1% for Class C Shares. See the prospectus for other fees and expenses that apply to a continued investment in the fund.

*The Adviser and its affiliates have voluntarily agreed to waive their fees and/or reimburse expenses so that the total annual fund operating expenses (excluding acquired fund fees and expenses of 0.01%) paid by the fund’s Class A, Class C and Institutional Shares (after the voluntary waivers and/or reimbursements) will not exceed 1.05%, 1.80% and 0.80%, respectively, through the later of January 1, 2013 or the date of the fund’s next effective prospectus.

The 30-day yield is calculated by dividing the net investment income per share for the 30 days ended on the date of calculation by the maximum offering price (SEC yield) or net asset value per share on that date. The figure is compounded and annualized. In the absence of temporary expense waivers or reimbursements, the 30-day yield would have been 3.09% at maximum offering price and 3.28% at net asset value for Class A Shares, 2.55% for Class C Shares and 3.52% for Institutional Shares.

Investors should carefully consider the fund’s investment objectives, risks, charges and expenses before investing. To obtain a summary prospectus or prospectus containing this and other information, contact us or visit FederatedInvestors.com. Please carefully read the summary prospectus or prospectus before investing.

There are no guarantees that dividend-paying stocks will continue to pay dividends. In addition, dividend-paying stocks may not experience the same capital appreciation potential as non-dividend paying stocks.

1 GlaxoSmithKline PLC declared a special dividend of 5 GBp per share on 2/7/12. This special dividend is not included in any yield calculations.

2 Equals the 6/30/12 trailing 12 month (TTM) dividends, including the special dividend, compared to the 6/30/11 TTM dividends.

Funds whose investments are concentrated in a specific industry, sector or geographic area may be subject to a higher degree of market risk than funds whose investments are diversified.

International investing involves special risks including currency risk, increased volatility, political risks and differences in auditing and other financial standards.

43145 (7/12) Federated is a registered trademark of Federated Investors, Inc. Federated Securities Corp., Distributor 2012 ©Federated Investors, Inc.

A prospectus/proxy statement with respect to the proposed transaction has been mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents are available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.

Filed by: Federated U.S. Government Securities Fund: 1-3 Years

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Short Term Government Income Fund, a portfolio of the Performance Funds Trust

Subject Company Commission File No. 811-0660

August 2012 Money Market Commentary

Fund Name	Ratings	Share Class	NASDAQ
PRIME
Federated Prime Cash Obligations Fund	AAAm S&P Aaa-mf Moody’s AAAmmf Fitch NAIC List*,	IS	PCOXX
		CAP	PCCXX
		SS	PRCXX
Federated Prime Management Obligations Fund	N/A	IS	PMOXX
		CAP	PICXX
		SS	PSSXX
Federated Prime Obligations Fund	AAAm S&P Aaa-mf Moody’s AAAmmf Fitch NAIC List*,	IS	POIXX
		CAP	POPXX
		SS	PRSXX
		TR	POLXX
Federated Prime Value Obligations Fund	A-mf Moody’s NAIC List*,	IS	PVOXX
		CAP	PVCXX
		SS	PVSXX
GOVERNMENT
Federated Government Obligations Fund	AAAm S&P Aaa-mf Moody’s AAAmmf Fitch NAIC List**	IS	GOIXX
		CAP	GOCXX
		SS	GOSXX
		TR	GORXX
Federated Government Obligations Tax-Managed Fund	AAAm S&P Aaa-mf Moody’s NAIC List**,	IS	GOTXX
		SS	GTSXX
TREASURY
Federated Treasury Obligations Fund	AAAm S&P Aaa-mf Moody’s NAIC List**,	IS	TOIXX
		CAP	TOCXX
		SS	TOSXX
		TR	TOTXX
Federated U.S. Treasury Cash Reserves	AAAm S&P Aaa-mf Moody’s NAIC List**	IS	UTIXX
		SS	TISXX
MUNICIPAL
Federated Municipal Obligations Fund	Ammf Fitch NAIC List*	IS	MOFXX
		CAP	MFCXX
		SS	MOSXX
Federated Tax-Free Obligations Fund	Aaa-mf Moody’s AAAmmf Fitch NAIC List*	IS	TBIXX
		SS	TBSXX

Treasury Yields as of 7/31/12	3-Month	6-Month	2-Year	5-Year
	0.11%	0.14%	0.23%	0.60%
Libor Rates as of 7/31/12	1-Month	3-Month	6-Year	1-Year
	0.25%	0.44%	0.73%	1.05%

Past performance is no guarantee of future results.

Month in Cash: What might the Fed have in reserve?

August 1, 2012

The Federal Reserve’s June announcement of an extension of “Operation Twist”, under which the Fed purchases longer-term Treasury securities with the proceeds from the sale of short-term Treasuries, was probably the most benign choice for additional stimulus after coming under intense pressure as a result of sluggish domestic economic growth and continued concerns over Europe. Since then, of course, speculation has grown that the Fed might take further steps before long to shore up the economy. Fed Chairman Ben Bernanke continues to indicate that while the Fed remains in watchful waiting mode, it is of course prepared to act to provide more accommodation—it simply hasn’t decided to do so yet, nor has it determined what steps would be appropriate, should it decide to go down that path.

Bernanke identified asset purchases and communications as the primary tools under consideration, but there are a number of different options the Fed might pursue. The current Operation Twist focuses on three-year and under Treasury securities. The Fed could expand that to include longer-dated Treasuries, mortgage-backed securities, or agencies. Judging from their discussions, they seem most interested in mortgages. That might not cause many problems for the money market world – we’d see the bizarre effect of an easing that would actually help stabilize rates, if not push them up a few basis points, if only because it would take idle supply just sitting on the Fed’s balance sheet and put it back out into the markets for use—maybe not by money funds directly, but in the case of mortgages, as collateral for repo. Another idea would be to initiate a full Quantitative Easing III, and resume purchasing securities. That option might be a possibility, but it seems it would be a distant second.

There is a third option— lowering or eliminating the Interest Rate on Excess Reserves, or IOER, from its current 25 basis point level. Bernanke brought up this option only after a second wave of questioning by congressmen. The seemingly reluctant mention of IOER was a bit of a relief, as speculation had mounted in the past several days that the Fed might go there. The speculation was prompted by the recent action taken by the European Central Bank to lower its deposit rate from 25 basis points to zero, which was accompanied by a reduction in its lending rate from 1.0% to 0.75%. The Fed has probably observed, however, that the ECB’s current zero-rate environment isn’t working out in the way that they had hoped, pushing this option to an unlikely third.

Atlantic crossing?

There are, of course, concerns about European credit markets slowing down—they’re a major trade partner. But the slowdown on the European continent has already happened. It’s one of the reasons the U.S. pace has slowed. And it’s not as important of a sector for us as some other areas, such as Canada and Mexico, which are more significant trading partners. While there’s a good deal of headline risk concerning the potential for Europe’s economic problems to bleed into our markets, from a money markets perspective, we don’t see that happening just yet. They don’t have much supply – European rates are at such low levels, if not negative, that few are buying there. Europe does have the potential to impact demand. Buyers who are turned off by euro investments could swap those investments for there’s a finite supply – obviously rates would go down, as demand could outstrip supply. We haven’t seen that play out yet, but we’re keeping our own watchful, waiting eye on Europe.

Federated knows...

Stability

Ranks as a leading global investment manager with approximately $355 billion in assets under management,1 delivering competitive and consistent results since 1955 and fostering growth by reinvesting in the company

Investment Solutions

Offers broad product lines spanning domestic and international equity, fixed income, alternative and money market strategies with the goal of long-term, consistent, competitive performance

Diligence

Takes the long view, believing that doing business the right way over time will present opportunity for future growth

Views are subject to change based on market conditions and other factors. These views should not be construed as a recommendation for any specific security or sector.

London Interbank Offered Rate (Libor): The rate at which banks can borrow funds from other banks in the London interbank market. The Libor is fixed on a daily basis by the British Bankers Association and acts as a benchmark for other short-term interest rates.

Securities are considered to be “first tier” as follows: Standard & Poor’s: A-1+ and A-1, based on the obligor’s capacity to meet its financial commitment on the obligation; Moody’s: P-1, based on the issuer’s ability to repay short-term obligations; Fitch: F-1+ and F-1, based on the issuer’s liquidity necessary to meet financial commitments in a timely manner. Similarly, securities are considered to be “second tier” as follows: Standard & Poor’s: A-2; Moody’s: P-2 and Fitch: F-2.

*This fund is on the National Association of Insurance Commissioner’s list as a Class 1 listing. This designation denotes that the fund meets certain quality and pricing guidelines such as: a rating of A or better by a Nationally Recognized Statistical Rating Organization (NRSRO), maintains a constant NAV $1.00 at all times, allows a maximum seven-day redemption of proceeds, invests 95% in U.S. government securities or securities rated in the highest short-term rating category by an NRSRO, or unrated securities determined by the fund’s board to be of comparable quality or other registered money market funds or collateralized repurchase agreements with the remaining 5% in Second Tier securities from Rule 2a-7. This is subject to an annual review.

**This fund is on the National Association of Insurance Commissioner’s list as a U.S. Direct Obligations/Full Faith & Credit listing. This designation denotes that the fund meets certain quality and pricing guidelines such as: a rating of AAA or Aaa by a Nationally Recognized Statistical Rating Organization (NRSRO), maintains a constant NAV $1.00 at all times, allows a maximum seven-day redemption of proceeds, invests 100% in U.S. government securities. This is subject to an annual review.

1 As of 6/30/12.

An AAAm rating by Standard & Poor’s is obtained after S&P evaluates a number of factors, including credit quality, market price exposure, and management.

Money market funds rated Aaa-mf by Moody’s are judged to be of an investment quality similar to Aaa-rated fixed income obligations, that is, they are judged to be of the best quality. Money funds rated A-mf by Moody’s are judged to be of an investment quality similar to A-rated fixed income obligations; that is, they are judged to possess many favorable investment attributes and are considered as upper-medium-grade investment vehicles. Fitch’s money market ratings are an assessment of the safety of invested principal and the ability to maintain a stable value of the fund’s shares. Ratings are based on an evaluation of several factors, including credit quality, diversification, and maturity of assets in the portfolio, as well as management and operation capabilities. Ratings are subject to change and do not remove market risk. For more information on credit ratings, visit standardandpoors.com, v3.moodys.com and fitchratings.com.

An investment in money market funds is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although money market funds seek to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in these funds.

This must be preceded or accompanied by a prospectus for the funds named. Income from municipal funds may be subject to the federal alternative minimum tax and state and local taxes.

For Institutional/Investment Professional Use Only. Not for Distribution to the Public.

Federated Investors, Inc.

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, PA 15222-3779

Contact us at FederatedInvestors.com or call 1-800-341-7400.

41805 ( 8/12)

Federated Securities Corp., Distributor

Federated is a registered trademark of Federated Investors, Inc.

2012 ©Federated Investors, Inc.

A prospectus/proxy statement with respect to the proposed transaction has been mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents are available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.

Filed by: Federated U.S. Government Securities Fund: 1-3 Years

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Short Term Government Income Fund, a portfolio of the Performance Funds Trust

Subject Company Commission File No. 811-0660

An Investor’s Guide to Understanding

Federated’s Money Fund Management

It’s a challenging time to be an investor, so it’s natural that you may be concerned about the security of your investments. Be assured that Federated money market funds are among the most conservative of investments.

For more than 38 years, the name Federated has been synonymous with experience and integrity in money fund management. During a time of historic volatility for the money markets, investors can turn to Federated for diligent credit analysis, broad diversification and time tested cash management services.

Leading From a Position of Strength and Experience

Specifically, Federated money market funds:

  Have always sold and redeemed their shares at a $1.00 net asset value (NAV). Federated has never infused capital to maintain a stable $1.00 NAV. (Note that, while Federated money market funds have never broken the $1.00 stated price, there is no guarantee that such price stability will be maintained in the future.)

  Hold only those securities that measure up to Federated’s intensive internal rating standards. Our intensive credit analysis considers but does not rely on the ratings given by nationally recognized rating organizations or their equivalents.

  Strictly comply with Rule 2a-7 of the Investment Company Act of 1940, which seeks to limit the exposure that a fund would have to any one issuer or guarantor of securities.1

  Are managed by seasoned professionals who have worked together for nearly 25 years and overseen our funds through a variety of business and economic cycles.

At Federated, we understand the importance of protecting what is important to you while you invest toward your financial goals. We invite you to learn more about our structured, transparent and disciplined investment process.

Seeking to Optimize Performance Without Compromising Liquidity and Stability

Few managers can match Federated’s combination of asset size, breadth of experience and depth of staff. With nearly $275 billion2 in money market assets under management, we bring key advantages in pricing and market access to our clients.

Not FDIC Insured • May Lose Value • No Bank Guarantee

Our objectives in managing cash are threefold: to preserve principal, the foundation of financial stability; to maintain daily liquidity so clients can meet their cash flow obligations; and to offer investors a competitive yield.

We pursue these objectives through an unwavering adherence to a stringent credit review process, the experience of our long-tenured team of money fund managers and continued investment in technology that supports our decision making.

A Process Built on Intensive Credit Analysis

Managing money market funds requires attentiveness to many factors, including daily cash flows, longer-term cash flow trends in various rate environments, and overall market dynamics. We strive to add value in a variety of ways and have built our reputation on sound portfolio structure and a thorough credit review process.

As illustrated below, every issuer considered for Federated’s approved issuer list is subject to stringent credit review, including the assignment of a credit rating by Federated, in addition to, and independent of, third-party evaluations. In addition to quality considerations, our intensive security selection process involves careful evaluation of interest rate trends and determination of maturity structures.

Federated’s Credit Review Process

Credit ratings pertain only to the securities in the portfolio and do not protect fund shares against market risk.

We manage our money market funds in accordance to SEC Rule 2a-7

  Quality
    < 3% of total assets in second-tier securities
    < 0.5% of total assets in second-tier securities of a single issuer
    < 45 days to maturity for any single second-tier security
  Liquidity
    Know your client
    < 5% of total assets in illiquid securities
    > 10% of total assets with daily liquidity
    > 30% of total assets in weekly liquidity
  Stress testing
  Repurchase agreement
  Weighted average maturity (WAM) reduced from 90 days to 60 days
  Weighted average life (WAL) must be a maximum of 120 days
  Monthly portfolio website disclosure
  Required Monthly reporting to SEC

The People Behind the Process

The dedicated research teams supporting Federated’s taxable and tax-free sectors comprise some of the most experienced and knowledgeable people in the business.

Each Federated analyst is assigned to a particular sector or product area, such as Banks, Consumer Products, Government Agencies, Asset-Backed Credit Programs and Manufacturing on the taxable side, and Variable Rate Demand Notes, Municipal Commercial Paper and other types of municipal securities on the tax-free side, as well as specific types of credit or industries available within that sector/area. This structure gives every analyst an in-depth understanding of the companies in a given sector, the impact of monetary and fiscal policy on an industry, and the behavior of each sector within a credit cycle. It also allows team members to develop relationships within the industry that facilitate an understanding of company management.

The combination of the analysts’ focus on sector with the overarching work of the credit committee creates an environment in which analysts have the freedom to do their own research, but are compelled to present only their best ideas to their peers and to senior management. This ensures the integrity and quality of the research process.

Rounding out the taxable and tax-free teams are dedicated, experienced traders. Working closely together, Federated’s team of managers, analysts and traders support and implement Federated’s intensive credit research process with an objective to successfully manage cash across all market cycles.

Technology Delivers Added Support

Although Federated’s credit research team provides the foundation of our fund selection and management process, their work is thoroughly integrated and supported through FedPorts, Federated’s proprietary trading and portfolio management system. FedPorts is a vital tool to the portfolio manager and provides a powerful compliance screen and audit trail.

Any portfolio constraints are programmed into FedPorts by product and portfolio. The system flags all questionable trades relative to investment policy and prevents trades that would render the portfolio out of compliance. This approach focuses not only on generating competitive returns, but also on managing risk and providing transparency to the entire investment process.

Comprehensive Cash Management Solutions

Federated’s money market funds allow you to pursue relative safety, liquidity and competitive income across money market sectors.

  Taxable money market funds — prime, government and treasury.
  Municipal money market funds — various national and 14 state-specific funds. Income may be subject to federal alternative minimum tax and state and local taxes (AMT). Some funds are managed to avoid AMT.

In addition, we offer qualified clients a variety of taxable money market funds, other types of mutual funds, separate accounts3 and offshore funds (not available in all countries and not available for sale either to U.S. citizens or to persons in any other jurisdiction in which such offer is unlawful).

Count on Federated for Total Support

Whether it’s our broad selection of products, unwavering credit standards, experienced fund management, state-of- the-art technology or the efficiencies and pricing advantage that accompanies our scale, Federated continually strives to provide additional value to investors. We look forward to sharing the benefit of our experience with you.

Federated Knows...

Stability

Ranks as a leading global investment manager, managing approximately $360 billion in assets,2 delivering competitive and consistent results since 1955 and fostering growth by reinvesting in the company

Investment Solutions

Offers broad product lines spanning domestic and international equity, fixed income, alternative and money market strategies with the goal of long-term consistent, competitive performance

Diligence

Takes the long view, believing that doing business the right way over time will present opportunity for future growth

Federated Investors, Inc.
Federated Investors Tower
1001 Liberty Avenue Pittsburgh, PA
15222-3779

Contact us at FederatedInvestors.com or call 1-800-341-7400.

39049 (7/12)

Federated Securities Corp., Distributor

Federated is a registered trademark of Federated Investors, Inc.

2012 ©Federated Investors, Inc.

For more information about Federated’s cash management solutions and how they can help you pursue your financial goals, please contact your investment advisor.

For more complete information, visit FederatedInvestors.com or contact your Federated representative by calling 1-800-341-7400 for a summary prospectus or prospectus. You should consider the fund's investment objectives, risks, charges and expenses carefully before you invest. Information about these and other important subjects is in the fund's summary prospectus or prospectus which you should read carefully before investing.

An investment in money market funds is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although money market funds seek to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in these funds.

Diversification does not assure a profit nor protect against a loss.

Securities are considered to be “first tier” as follows: Standard & Poor’s: A-1+ and A-1, based on the obligor’s capacity to meet its financial commitment on the obligation; Moody’s: P-1, based on the issuer’s ability to repay short-term obligations; Fitch: F-1+ and F-1, based on the issuer’s liquidity necessary to meet financial commitments in a timely manner.

1	Rule 2a-7 is a rule under the Investment Company Act of 1940 which permits a money market fund to use amortized cost to stabilize the value of its shares at $1.00. Rule 2a-7 imposes various restrictions on the money market fund's portfolio, including restrictions related to diversification, and credit quality and maturity of portfolio securities.
2	As of 3/31/12.
3	Separately managed accounts are available through Federated Investment Counseling, a registered investment advisor.

Current and future portfolio holdings are subject to risk.

A prospectus/proxy statement with respect to the proposed transaction has been mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents are available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.

Filed by: Federated U.S. Government Securities Fund: 1-3 Years

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Short Term Government Income Fund, a portfolio of the Performance Funds Trust

Subject Company Commission File No. 811-0660

Corporate Overview

June 30, 2012

Quarterly Highlights

•	Increased equity and fixed-income assets by $1.4 billion during Q2 2012 to a record $90 billion
•	Produced record gross sales in equity and fixed-income funds of $7.2 billion in Q2 2012
•	Reached $355.9 billion in managed assets at 6/30/12, up $6.5 billion or 2 percent from $349.4 billion reported at 6/30/11
•	Continued to see demand for high-quality, income-oriented investment strategies
•	Generated 52 percent of Q2 2012 revenue from equity and fixed-income assets
•	Declared a quarterly dividend of $0.24 per share

Federated knows

Stability

•	Ranks as a leading global investment manager, managing $355.9 billion in assets, delivering competitive and consistent results since 1955 and fostering growth by reinvesting in the company

Investment Solutions

•	Offers broad product lines spanning domestic and international equity, fixed-income, alternative and money market strategies with the goal of long-term, consistent, competitive performance over time

Diligence

•	Takes the long view, believing that doing business the right way over time will present opportunity for future growth

Federated managed $8.1 billion of fixed-income assets in liquidation portfolios as of June 30, 2012.

Investor Information

NYSE: FII

Q2 2012 high/low stock price: $22.89/$18.75

Shares Outstanding: 104.1 million

Market Capitalization: $2.3 billion

Index Listing: S&P 500

Company Contact

Investor Relations

(412) 288-1934

(800) 245-0242 x 1934

investors@federatedinv.com

FederatedInvestors.com

1 Income may be subject to the federal alternative minimum tax and state and local taxes.

Separately managed accounts are made available through Federated Global Investment Management Corp., Federated Investment Counseling and Federated MDTA LLC, each a registered investment advisor.

For complete financial results please see Federated’s Second Quarter Earnings Press Release dated July 26, 2012 and SEC Filings on Form 8-K, 10-Q and 10-K for further information. Links to each document are available on the About Federated section of FederatedInvestors.com.

Investors should carefully consider the fund’s investment objectives, risks, charges and expenses before investing. To obtain a summary prospectus or prospectus containing this and other information, contact us or visit FederatedInvestors.com. Please carefully read the summary prospectus or the prospectus before investing.

Past performance is no guarantee of future results.

An investment in money market funds is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Although money market funds seek to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in these funds.

Mutual funds are subject to risks and fluctuate in value.

A prospectus/proxy statement with respect to the proposed transaction has been mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents are available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.

Filed by: Federated U.S. Government Securities Fund: 1-3 Years

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Short Term Government Income Fund, a portfolio of the Performance Funds Trust

Subject Company Commission File No. 811-0660

Reasons to Own

Capturing Opportunities Across the Bond Market

For more than two decades, Federated Total Return Bond Fund has helped investors fortify their portfolios with an authentic core bond holding. Its diversified, disciplined and flexible approach seeks total return in ever-changing market environments.

Broad Bond Market Exposure

Fluctuating market conditions affect different bond market sectors differently. Federated Total Return Bond Fund offers a multi-sector approach and the versatility to quickly pursue opportunities by making security and sector selections in sync with a changing investment climate.

Well-Equipped to Seek Opportunities

•	The fund represents the best thinking of Federated’s fixed-income managers, analysts and traders who work collectively to arrive at an optimum combination of bonds for the portfolio.
•	Fund management has a decades-long track record navigating through numerous market and economic cycles.

Pursues Higher Total Return with Less Risk

The fund’s risk management process combines top-down evaluation of macroeconomic events with intensive bottom-up monitoring of individual securities and sectors. The continuous assessment of risk versus return at each decision point seeks to ensure that consistent value is added while managing performance volatility.

During Challenging Markets, the Fund Has Consistently Outperformed Its Peers

Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than what is stated. To view performance current to the most recent month-end, and for after-tax returns, contact us or visit FederatedInvestors.com. Performance for the fund does not reflect the maximum sales charge of 5.5% for Class A Shares. If reflected, such charges would reduce the performance quoted. See the prospectus for other fees and expenses that apply to a continued investment in the fund.

Source: Morningstar Direct

Investors should carefully consider the fund’s investment objectives, risks, charges and expenses before investing. To obtain a summary prospectus or prospectus containing this and other information, contact us or visit FederatedInvestors.com. Please carefully read the summary prospectus or the prospectus before investing.

Indexes are unmanaged, and it is not possible to invest directly into an index.

Not FDIC Insured • May Lose Value • No Bank Guarantee

All information as of 6/30/2012 unless otherwise noted.

Sector Weightings (%)

Quality Breakdown (%)*

Key Investment Team Members

Experienced, tenured fixed-income management team averages more than 20 years of industry experience; over 15 years together at Federated.

Nasdaq Symbols:
Class A Shares (A): TLRAX
Class C Shares (C): TLRCX
Institutional Shares (IS): FTRBX

Fund Characteristics:

Portfolio Assets: $7.4 billion
Benchmark: Barclays U.S. Aggregate Index
Weighted Average Effective Maturity: 6.0 years
Weighted Average Effective Duration: 4.1 years

Performance data quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than what is stated. To view performance current to the most recent month-end, and for after-tax returns, contact us or visit FederatedInvestors.com. Maximum Offering Price figures reflect the maximum sales charge of 4.5% for Class A Shares. See the prospectus for other fees and expenses that apply to a continued investment in the fund. Total return would have been lower in the absence of expense waivers or reimbursements.

* The ratings agencies that provided the ratings are Standard and Poor’s, Moody’s and Fitch. When ratings vary, the highest rating is used. Credit ratings of A or better are considered to be high credit quality; credit ratings of BBB are good credit quality and the lowest category of investment grade; credit ratings BB and below are lower-rated securities (“junk bonds”); and credit ratings of CCC or below have high default risk. The credit quality breakdown does not give effect to the impact of any credit derivative investments made by the fund.

** The Adviser and its affiliates have voluntarily agreed to waive their fees and/or reimburse expenses so that total annual fund operating expenses (excluding acquired fund fees and expenses of 0.01% and expenses allocated from affiliated partnerships, if any) paid by Class A, B, C, R, IS and SS Shares (after the voluntary waivers and/or reimbursements) will not exceed 0.90%, 1.45%, 1.45%, 1.10%, 0.35% and 0.65% respectively, up to but not including the later of 2/1/13 or the date of the fund’s next effective prospectus.

A Word About Risk

High-yield, lower-rated securities generally entail greater market, credit/default and liquidity risks, and may be more volatile than investment-grade securities.

Bond prices are sensitive to changes in interest rates and a rise in interest rates can cause a decline in their prices.

The value of some mortgage-backed securities may be particularly sensitive to changes in prevailing interest rates, and although the securities are generally supported by some form of government or private insurance, there is no assurance that private guarantors or insurers will meet their obligations.

International investing involves special risks including currency risk, increased volatility, political risks, and differences in auditing and other financial standards.

Definitions

Weighted average effective maturity is the average time to maturity of debt securities held in the fund.

Weighted average effective duration is a measure of security’s price sensitivity to changes in interest rates. Securities with longer durations are more sensitive to changes in interest rates than securities of shorter durations.

Barclays U.S. Aggregate Bond Index is an unmanaged index composed of securities from the Barclays Government/Corporate Bond Index, Mortgage-Backed Securities Index and the Asset-Backed Securities Index. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. Indexes are unmanaged and cannot be invested in directly.

Holdings percentages are based on net assets at the close of business on 6/30/12 and may not necessarily reflect adjustments that are routinely made when presenting net assets for formal financial statement purposes. Because this is a managed portfolio, the investment mix will change.

Morningstar Category identifies funds based on their actual investment styles as measured by their underlying portfolio holdings over the past three years. If the fund is less than three years old, the category is based on the life of the fund. ©2012 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, PA 15222-3779, 1-800-341-7400, FederatedInvestors.com

Federated Securities Corp., Distributor

Federated is a registered trademark of Federated Investors, Inc. 2012 ©Federated Investors, Inc.

G42880-03 (7/12)

A prospectus/proxy statement with respect to the proposed transaction has been mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents are available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.

Filed by: Federated U.S. Government Securities Fund: 1-3 Years

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Short Term Government Income Fund, a portfolio of the Performance Funds Trust

Subject Company Commission File No. 811-0660

2nd Quarter 2012

Product Profile

FUND FACTS

Inception Date

Class A Shares: 8/16/2001

Institutional Shares: 10/1/1996

Benchmark

Barclays U.S. Aggregate Bond Index

Morningstar Category

Intermediate-Term Bond

Lipper Category

Intermediate Investment Grade Debt Funds

Fund Assets

$7.4 billion

Ticker Symbols

Institutional Shares – FTRBX

Service Shares – FTRFX

Class A Shares – TLRAX

Class B Shares – TLRBX

Class C Shares – TLRCX

Class R Shares – FTRKX

Portfolio Statistics

All information as of 6/30/2012 unless otherwise noted.

PRODUCT HIGHLIGHTS

•	Pursues total return.
•	Invests in a broad, strategic mix of bond sectors: primarily U.S. government and investment-grade corporate; high-yield allocation limited to 25%.
•	Focuses on sectors management believes will benefit from anticipated changes in economic and market conditions.
•	Serves as a core multisector bond holding.

PERFORMANCE

Performance quoted represents past performance which is no guarantee of future results. Investment return and principal value will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than what is stated. To view performance current to the most recent month-end, and for after-tax returns, contact us or visit FederatedInvestors.com. Maximum Offering Price figures reflect the maximum sales charge of 4.5% for Class A Shares. See the prospectus for other fees and expenses that apply to a continued investment in the fund.

* The Adviser and its affiliates have voluntarily agreed to waive their fees and/or reimburse expenses so that total annual fund operating expenses (excluding acquired fund fees and expenses of 0.01% and expenses allocated from affiliated partnerships, if any) paid by Class A, B, C, R, IS and SS Shares (after the voluntary waivers and/or reimbursements) will not exceed 0.90%, 1.45%, 1.45%, 1.10%, 0.35% and 0.65% respectively, up to but not including the later of 2/1/13 or the date of the fund’s next effective prospectus.

Federated Total Return Bond Fund

Not FDIC Insured • May Lose Value • No Bank Guarantee

INVESTMENT PROCESS

A proven investment process featuring multiple sources of alpha and broad bond market access

Federated’s belief is that optimum results in fixed income products are best achieved through traditional value-based approach, using fundamental analysis with teams focused by sector to extract value from each step of the process.

Federated’s fixed income investment process, with a 40-year heritage, combines top-down decision making with bottom-up security selection to provide a diversified, risk-managed portfolio. Teams make key decisions on various fixed income factors referred to as alpha pods. The alpha pod process consists of duration management, sector allocation, yield curve strategy and currency management. The culmination of this process occurs at the security selection level.

Duration Management

The duration decision team establishes the firm’s cyclical interest rate outlook and manages portfolio duration relative to the fund’s benchmark – typically +/- 20%.

Sector Allocation

The sector allocation team reviews spread relationships among sectors to identify relative value opportunities against the backdrop of Federated’s economic outlook. The economic overlay determines if the spread relationships are reasonable, while sector range limits are set against the fund’s benchmark.

Yield Curve Strategy

The yield curve decision team makes recommendations for positioning the portfolio along the yield curve. The team uses yield curve metrics to implement biases with regard to attractiveness and expected yield curve changes. Federal Reserve policy, inflation expectations and convexity/yield trade-off are among the factors used in this analysis.

Currency Management

The currency management team reviews variables such as interest rate differential, growth expectations and U.S. current account and fiscal conditions when determining non-dollar denominated fixed income exposure for the portfolio.

Security Selection

Each decision team delivers a model list of securities. Processes specific to each industry sector are then used to select the optimum securities for the fund’s portfolio.

Risk Management

Risk is managed during the portfolio construction process, with the portfolio then evaluated using attribution analysis. This feedback loop ensures continuous risk management and tests the assumptions made at each of the alpha decision points.

Duration Management

The portfolio is positioned to benefit from our interest rate outlook based on a thorough economic analysis of:

•	Business cycles
•	Valuation indicators
•	Global attractiveness

Sector Allocation

The portfolio is overweighted or underweighted relative to the benchmark after an intensive review of:

•	Historical spread analysis
•	Volatility analysis
•	Business cycle

Yield Curve Strategy

The portfolio is positioned along the yield curve based on assessment of:

•	Federal Reserve policy
•	Inflation expectations
•	Forecasting model

Currency Management

The portfolio may gain exposure to non-dollar fixed income based upon:

•	U.S. current account/fiscal conditions
•	Interest rate differential
•	Expectation for growth

Security Selection

A model list of securities is identified through analysis of:

•	Industry outlook
•	Relative value
•	Credit quality
•	Structural characteristics

INVESTMENT REVIEW

Market Overview

Risk aversion returned to the financial markets in the second quarter of 2012 for three predominant reasons: first, the ongoing European saga spread from Greece into Spain, as Spanish yields moved to historic highs, reflecting anxiety over the general European fiscal debt problem; second, the U.S. data trend steadily moved toward a much slower growth pattern, calling into question the sustainability of the recovery in the second half of 2012; third, China now appears to be in the midst of a growth slowdown. Chinese growth, as of the end of the second quarter, was in and around the 7 to 8 percent growth range, which is down from double digits over the past decade or more.

The immediate result of these three major developments was a large-scale flight to quality into the U.S. Treasury market and U.S. dollar-based assets in the second quarter. Interest rates fell across the yield curve, with most of the action occurring in the longer maturities. As several points of reference, five-year Treasuries were down 0.32% in yield over the course of the second quarter, while 30-year Treasuries were down 0.59%, no doubt in part due to the Federal Reserve’s “Operation Twist” program of selling short and buying long dated maturities.

In the second quarter of 2012, the easiest place to look for risk coming off was the stock market. The Standard & Poor’s 500 Index was down approximately 3.3% in total return. In the bond market, the higher quality/lower yielding bonds actually had the best returns during this period, significantly outperforming the medium- to lower-quality bonds. As several points of reference, the Barclays U.S. Treasury Index returned 2.83%. That compares to the Barclays Aggregate Bond Index return of 2.06%, the Barclays U.S. Corporate High Yield Bond Index return of 1.83%, and the Barclays Emerging Market Bond Index return of 1.37% in the second quarter.

Performance

Federated Total Return Bond Fund Institutional Shares returned 1.54% for the second quarter of 2012, underperforming its benchmark, the Barclays U.S. Aggregate Bond Index, which returned 2.06%. The primary reasons for the relative underperformance were a duration position that was short of its benchmark target for the entire quarter in a period where interest rates fell, a sector allocation positioning that was overweight to credit sectors and underweight to pure Treasuries and agencies, again in a market where higher-quality outperformed lower quality. Security selection brought somewhat mixed results, with positive security selection in the high yield sector and negative security selection from our mortgage backed securities position.

Performance quoted represents past performance which is no guarantee of future results. Investment return and principal value will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than what is stated. To view performance current to the most recent month-end, and for after-tax returns, contact us or visit FederatedInvestors.com.

Positioning and Strategy

The fund exited the second quarter of 2012 with a duration position that remained short of its benchmark and overweight to the credit sectors in a slight yield-curve steepening strategy, owning less of the very short and very long maturities in favor of owning more of the middle part of the yield curve.

See disclosure section for important disclosures and definitions.

TOP HOLDINGS

CATEGORY RANKINGS

Portfolio composition is based on net assets at the close of business on 6/30/12 and may not necessarily reflect adjustments that are routinely made when presenting net assets for formal financial statement purposes. Because this is a managed portfolio, the investment mix will change.

Reasons to Own this Fund

Broad bond market exposure

Fluctuating market conditions affect different bond market sectors differently. Federated Total Return Bond Fund offers a multi-sector approach and the versatility to quickly pursue opportunities by making security and sector selections in sync with a changing investment climate.

Well-equipped to seek opportunities

•	Fund management has a decades-long track record navigating through numerous market and economic cycles.
•	The fund represents the best thinking of Federated’s fixed income managers, analysts and traders who work collectively to arrive at an optimum combination of bonds for the portfolio.
•

Pursues higher total return with less risk

The fund’s risk management process combines a top-down evaluation of macroeconomic events with intensive bottom-up monitoring of individual securities and sectors. The continuous assessment of risk versus return at each decision point seeks to ensure that consistent value is added while managing performance volatility.

FEDERATED KNOWS...

Stability

Ranks as a leading global investment manager, managing approximately $355 billion* in assets, delivering competitive and consistent results since 1955 and fostering growth by reinvesting in the company

Investment Solutions

Offers broad product lines spanning domestic and international equity, fixed income, alternative and money market strategies with the goal of long-term, consistent, competitive performance

Diligence

Takes the long view, believing that doing business the right way over time will present opportunity for future growth

* As of 6/30/2012

Past performance is no guarantee of future results.

1The 30-day yield for Class A Shares is calculated by dividing the net investment income per share for the 30 days ended on the date of calculation by the maximum offering price per share on that date. The figure is compounded and annualized. In the absence of temporary expense waivers or reimbursements, the 30-day yield would have been 2.62% for Class A Shares. Yields for other classes will vary.

2The ratings agencies that provided the ratings are Standard & Poor’s, Moody’s and Fitch. When ratings vary, the highest rating is used. Credit ratings of A or better are considered to be high credit quality; credit ratings of BBB are good credit quality and the lowest category of investment grade; credit ratings BB and below are lower-rated securities (“junk bonds”); and credit ratings of CCC or below have high default risk. The credit quality breakdown does not give effect to the impact of any credit derivative investments made by the fund.

A WORD ABOUT RISK

Mutual funds are subject to risks and fluctuate in value.

High-yield, lower-rated securities generally entail greater market, credit/default and liquidity risks, and may be more volatile than investment-grade securities.

Bond prices are sensitive to changes in interest rates and a rise in interest rates can cause a decline in their prices.

The value of some mortgage-backed securities may be particularly sensitive to changes in prevailing interest rates, and although the securities are generally supported by some form of government or private insurance, there is no assurance that private guarantors or insurers will meet their obligations.

DEFINITIONS

Barclays U.S. Aggregate Bond Index is an unmanaged index composed of securities from the Barclays Government/Corporate Bond Index, Mortgage-Backed Securities Index and the Asset-Backed Securities Index. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization.

Indexes are unmanaged and cannot be invested in directly.

Beta measures a portfolio’s volatility relative to the market. A Beta greater than 1.00 suggests the portfolio has historically been more volatile than the market as measured by the funds’ benchmark. A Beta less than 1.00 suggests the portfolio has historically had less volatility relative to the market.

Alpha shows how much or how little return is generated, given the risk a portfolio takes. A portfolio with an Alpha greater than 0 has earned more than expected given its Beta - meaning the portfolio has generated excess return without increasing risk. A portfolio with a negative Alpha is producing a lower return than would be expected given its risk.

Correlation is the degree to which one variable (here, the fund’s returns) fluctuates relative to another (the returns of the fund’s benchmark). Correlation ranges from 1.0 when two variables move identically in the same direction, to -1.0 when two variables move identically in the opposite direction.

Standard Deviation is a historical measure of the variability of returns relative to the average annual return. A higher number indicates higher overall volatility.

R-Squared indicates what percentage of a portfolio’s movement in performance is explained by movement in performance of the market. R-squared ranges from 0 to 100, and a score of 100 suggests that all movements of a portfolio’s performance are completely explained by movements in the market as measured by the fund’s benchmark.

Weighted Average Effective Maturity is the average time to maturity of debt securities held in the fund.

Weighted Average Effective Duration is a measure of a security’s price sensitivity to changes in interest rates. Securities with longer duration are more sensitive to changes in interest rates than securities of shorter durations.

Weighted Average Coupon is the weighted average interest payment of all individual debt securities within a portfolio.

Weighted Average Yield to Maturity is used to determine the rate of return an investor would receive if a long-term, interest-bearing investment, such as a bond, is held to its maturity date. It takes into account purchase price, redemption value, time to maturity, coupon yield and the time between interest payments.

Weighted Average Bond Price is the weighted average of all individual bond prices within a portfolio.

Barclays Emerging Markets Bond Index tracks total returns for externalcurrency-denominated debt instruments of the emerging markets: Brady bonds, loans, Eurobonds, and U.S. dollar-denominated local market instruments. Countries covered are Argentina, Brazil, Bulgaria, Ecuador, Mexico, Morocco, Nigeria, Panama, Peru, the Philippines, Poland, Russia, and Venezuela.

Barclays U.S. Credit Bond Index is composed of all publicly issued, fixed-rate, nonconvertible, investment-grade corporate debt. Issues are rated at least Baa by Moody’s Investors Service or BBB by Standard & Poor’s, if unrated by Moody’s. Collateralized Mortgage Obligations (CMOs) are not included. Total return comprises price appreciation/depreciation and income as a percentage of the original investment.

Barclays U.S. Treasury Index is an unmanaged index of prices of U.S. Treasury bonds with maturities of one to thirty years. It is not possible to invest directly in an index.

Barclays High-Yield Bond Index is an unmanaged index that includes all fixed income securities having a maximum quality rating of Ba1, a minimum amount outstanding of $150 million, and at least 1 year to maturity.

RATINGS AND RATING AGENCIES

Lipper Categories: Data Source: Lipper, A Reuters Company. Copyright 2012© Reuters. All rights reserved. Any copying, republication or redistribution of Lipper content, including by caching, framing or similar means, is expressly prohibited without the prior written consent of Lipper. Lipper shall not be liable for any errors or delays in the content, or for any actions taken in reliance thereon.

Morningstar Category identifies funds based on their actual investment styles as measured by their underlying portfolio holdings over the past three years. If the fund is less than three years old, the category is based on the life of the fund. ©2012 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

This must be preceded or accompanied by a prospectus.

Federated is a registered trademark of Federated Investors, Inc. 2012 ©Federated Investors, Inc.

A prospectus/proxy statement with respect to the proposed transaction has been mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents are available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.

Filed by: Federated U.S. Government Securities Fund: 1-3 Years

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Short Term Government Income Fund, a portfolio of the Performance Funds Trust

Subject Company Commission File No. 811-0660

Reasons to Own

Federated Strategic Value Dividend Fund

A Focus on Dividend Growth

Federated Strategic Value Dividend Fund offers a portfolio of carefully selected high-dividend-paying stocks that offer the potential for reliable monthly income, broad diversification among income sectors and inflation protection through both dividend and equity growth opportunities.

The High-Dividend Advantage

An important potential benefit of dividend investing is that returns are linked to cash payments. Dividend income may provide a distinct advantage when fixed-income yields are low, the outlook for inflation is uncertain and the broader market is volatile.

A Portfolio Built One Dividend-Paying Stock at a Time

Fund managers Walter Bean and Daniel Peris bring more than 55 years of collective experience to building a portfolio of 40-50 stocks ranked according to their dividend yield, dividend growth, valuation, strong financials and performance regardless of market conditions.

A Balance of Risk and Reward

Dividend-paying companies:

▪	Tend to be solid and well established
▪	Issue stock whose prices have typically been less volatile than non-dividend-paying companies
▪	Have historically paid a sizeable portion of their returns in cash and, as a result, may help cushion a portfolio’s downside

The Fund Delivered Higher Yield and Opportunities for Income

Yields and Interest Rates as of 6/30/2012.

6-Month CD and 5-Year Treasury Bond figures are annualized. Index performance is for illustrative purposes only and not representative of an actual investment.

By contrast, it does not reflect sales charges or expenses associated with investing in a mutual fund. Investments cannot be made directly in an index.

A Certificate of Deposit (CD) is a savings certificate entitling the bearer to receive interest. A CD bears a maturity date and a specified fixed interest rate and can be issued in any denomination. CDs, unlike many other investments including mutual funds, are FDIC insured and may offer fixed rates of return. U.S. government bonds and Treasury securities, unlike stocks and corporate bonds, are guaranteed as to the payment of principal and interest by the U.S. government, if held to maturity. Interest income earned on these bonds is exempt from state and local income taxes and postponed from federal taxes until redemption or maturity. In return for their higher growth potential, stock prices are more volatile than those of bonds, CDs or Treasury securities. Mutual fund principal value will fluctuate with market conditions.

Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value fluctuate so that an investor’s shares, when redeemed, may be worth more or less than the original cost. Current performance may be lower or higher than what is stated. For performance current to the most recent month-end and after-tax returns, visit FederatedInvestors.com or call 1-800-341-7400. Performance for Class A Shares at NAV does not reflect the maximum sales charge of 5.5%.

Sources: Federal Reserve, Lipper, Inc., Federated Investors, Inc., Bloomberg

Must be preceded or accompanied by a prospectus.

Not FDIC Insured • May Lose Value • No Bank Guarantee

Federated Strategic Value Dividend Fund

All information as of 6/30/2012 unless otherwise noted.

Sector Weightings (%)

Top Holdings (%)

AT&T, Inc. 4.5

Verizon Communications 4.4

AstraZeneca PLC 4.2

Altria Group, Inc. 4.1

Vodafone Group PLC 4.1

Lilly (Eli) & Co. 4.0

Royal Dutch Shell PLC, Class B 4.0

National Grid PLC 3.7

Duke Energy Corp. 3.6

Kimberly-Clark Corp. 3.6

Key Investment Team Members

Walter Bean, CFA

Daniel Peris, Ph.D., CFA

Deborah Bickerstaff

Investment team of industry veterans provides valuable insights and a consistent investment thesis for investors seeking income paired with potential dividend growth.

Nasdaq Symbols: Class AShares (A): SVAAX | Class C Shares (C): SVACX | Institutional Shares (IS): SVAIX

Fund Characteristics: Portfolio Assets: $6.4 billion | Benchmark: Dow Jones Select Dividend Index | Dividends Paid: Monthly

Average Annual Total Returns Versus Benchmark (%) Performance shown is before tax.

Expense Ratio* Performance Cumulative Since Before After Inception 3 Month 1 Year 5 Year Inception Waivers Waivers
A (Net Asset Value) 3/30/05 3.98 10.73 -0.10 5.12 1.25 1.06
A (Maximum Offering Price) 3/30/05 -1.70 4.69 -1.22 4.31 1.25 1.06
IS 3/30/05 4.02 10.96 0.17 5.41 0.95 0.81
Benchmark 1.41 10.50 -0.21 N/A N/A N/A

Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than what is stated. To view performance current to the most recent month-end, and for after-tax returns, contact us or visit FederatedInvestors.com. Maximum Offering Price figures reflect the maximum sales charge of 5.5% for Class A Shares. See the prospectus for other fees and expenses that apply to a continued investment in the fund.

* The Adviser and its affiliates have voluntarily agreed to waive their fees and/or reimburse expenses so that total annual fund operating expenses (excluding acquired fund fees and expenses of 0.01%) paid by Class A and IS Shares (after the voluntary waivers and/or reimbursements) will not exceed 1.05% and 0.80% respectively, up to but not including the later of 01/01/13 or the date of the fund’s next effective prospectus.

A Word About Risk

Funds whose investments are concentrated in a specific industry, sector or geographic area may be subject to a higher degree of market risk than funds whose investments are diversified.

International investing involves special risks including currency risk, increased volatility, political risks and differences in auditing and other financial standards.

There are no guarantees that dividend-paying stocks will continue to pay dividends. In addition, dividend-paying stocks may not experience the same capital appreciation potential as non-dividend-paying stocks.

Definitions

The 30-day yield for Class A Shares is calculated by dividing the net investment income per share for the 30 days ended on the date of calculation by the maximum offering price per share on that date. The figure is compounded and annualized. In the absence of temporary expense waivers or reimbursements, the 30-day yield would have been 3.09% for Class A Shares. Yields for other classes will vary.

The holdings percentages are based on net assets at the close of business on 6/30/12 and may not necessarily reflect adjustments that are routinely made when presenting net assets for formal financial statement purposes. Because this is a managed portfolio, the investment mix will change.

Dow Jones Select Dividend Index universe is defined as all dividend-paying companies in the Dow Jones U.S. Total Market Index that have a non-negative historical five-year dividend-per-share growth rate, a five-year average dividend earnings-per-share ratio of less than or equal to 60%, and three-month average daily trading volume of 200,000 shares. Current index components are included in the universe regardless of their dividend payout ratio. The Dow Jones U.S. Total Market Index is a rule-governed, broad-market benchmark that represents approximately 95% of the U.S. market capitalization. Indexes are unmanaged and cannot be invested in directly.

Lipper Averages represent the average yield reported by all mutual funds designated by Lipper, Inc. as falling into the respective categories indicated and do not reflect sales charges. Data Source: Lipper, A Reuters Company. Copyright 2012© Reuters. All rights reserved. Any copying, republication or redistribution of Lipper content, including by caching, framing or similar means, is expressly prohibited without the prior written consent of Lipper. Lipper shall not be liable for any errors or delays in the content, or for any actions taken in reliance thereon.

S&P 500 Index is an unmanaged capitalization-weighted index of 500 stocks designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, PA 15222-3779, 1-800-341-7400, FederatedInvestors.com G42880-02 (7/12)

Federated Securities Corp., Distributor Federated is a registered trademark of Federated Investors, Inc. 2012 ©Federated Investors, Inc.

A prospectus/proxy statement with respect to the proposed transaction has been mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents are available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.

Filed by: Federated U.S. Government Securities Fund: 1-3 Years

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Short Term Government Income Fund, a portfolio of the Performance Funds Trust

Subject Company Commission File No. 811-0660

Stability

Investment Solutions

Diligence

Federated Overview and Talking Points for Trustmark

For Institutional/Investment Professional Use Only.Not for Distribution to the Public.

12-45237 (8/12)

About Federated Investors, Inc.

FIRM PROFILE

History of Quality and Innovation

•	Founded and headquartered in Pittsburgh PA, 1955
•	Offices in New York, Boston, Dublin, Frankfurt and London
•	1,300+ employees worldwide including 219 investment professionals and 79 Chartered Financial Analysts
•	Pioneer of money market and fixed income funds

Publicly Traded, S&P 500 Firm

•	NYSE listed: FII
•	Employees share in approximately 20% of firm’s ownership

Investment Management Singular Focus

•	Committed to delivering long-term outperformance
•	Strategies utilize risk-managed process and maintain style consistency

Well Resourced Investment Teams

•	Experienced specialized teams committed to delivering long term outperformance
•	Deep historical commitment to proprietary research
•	Majority of investment professionals’ compensation directly tied to performance

$355.9 BILLION IN AUM

*Includes $8.1 billion in liquidation portfolios as of 6/30/12

FEDERATED KNOWS…

STABILITY

Ranks as a leading global investment manager, managing approximately $355 billion* in assets, delivering competitive and consistent results since 1955 and fostering growth by reinvesting in the company.

INVESTMENT SOLUTIONS

Offers broad product lines spanning domestic and international equity, fixed income, alternative and money market strategies with the goal of long-term consistent, competitive performance.

DILIGENCE

Takes the long view, believing that doing business the right way over time will present opportunity for future growth.

*Asset breakdown as of 6/30/12

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Federated Fund Talking Points –Money Market Funds

Federated Prime Obligations Fund

•	Pursues current income consistent with stability of principal.
•	Invests primarily in short-term, high-quality, fixed-income securities issued by banks, corporations and the U.S. government, rated in the highest short-term category or of comparable quality.
•	Invests solely in domestic sourced securities.
•	Holds AAAm, Aaa-mf and AAAmmf ratings from Standard & Poor’s, Moody’s and Fitch, respectively.
•	100% First-tier securities.
•	On National Association of Insurance Commissioners (NAIC) List.*
•	Gives investors more time to complete daily cash processing and initiate late-day deposit transactions through 5 p.m. EST cut-off time for purchases and redemptions.

            Federated U.S. Treasury Cash Reserves**

•	Pursues current income consistent with stability of principal and liquidity.
•	Invests exclusively in short-term U.S. Treasury securities.
•	Does not invest in repurchase agreements.
•	Holds AAAm and Aaa-mf ratings from Standard & Poor’s and Moody’s, respectively.
•	On National Association of Insurance Commissioners (NAIC) List.***
•	Income may be exempt from state income taxes, depending on individual state tax laws.

**Income is subject to federal income tax.

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Federated Fund Talking Points –Fixed Income Funds

Federated Total Return Bond Fund

•	Pursues total return.
•	Invests in a broad, strategic mix of bond sectors: primarily U.S. government and investment-grade corporate; high-yield allocation limited to 25%.
•	Focuses on sectors management believes will benefit from anticipated changes in economic and market conditions.
•	Serves as a core multi sector bond holding.

Federated U.S. Government Securities Fund: 1-3 Years

•	Pursues current income.
•	Invests primarily in short-term obligations of the U.S. government and its agencies and instrumentalities.
•	Features a track record of more than 25 years.

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Federated Fund Talking Points –Equity Funds

Federated Capital Appreciation Fund

•	Pursues capital appreciation.
•	Invests primarily in growth and value stocks of large-and mid-cap U.S. companies.
•	Adjusts allocations between growth and value stocks and determines sector weightings using, among other things, fundamental top down macro analysis to determine anticipated economic and investment conditions.
•	Serves as a core large blend stock holding.
•	Features a 35-year track record.

            Federated Mid Cap Growth Strategies Fund

•	Pursues capital appreciation.
•	Invests primarily in domestic stocks of midcap companies with positive growth characteristics, selected through an intensive, bottom-up process.
•	Offers the potential for greater growth than more conservative large-cap stocks, and less volatility than more aggressive small-cap stocks.

            Federated Strategic Value Dividend Fund

•	Pursues income and long-term capital appreciation.
•	Invests primarily in high-yielding stocks of undervalued companies positioned to increase their dividends over time.
•	Seeks a substantially higher-than-market dividend yield and a growing stream of income to offset inflation.

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Disclosures

•	Mutual fund investing involves risk. Principal loss is possible. Diversification does not guarantee a profit or protect against loss.
•	An investment in money market funds is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although money market funds seek to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in these funds.
•	Bond prices are sensitive to changes in interest rates, and a rise in interest rates can cause a decline in their prices.
•	Investors should carefully consider the fund's investment objectives, risks, charges and expenses before investing. To obtaina summary prospectus or prospectus containing this and other information, contact us or view the prospectus provided on this website. Please carefully read the summary prospectus or prospectus before investing.
•	*The Federated Prime Obligations Fund is on the National Association of Insurance Commissioner’s list as a Class 1 listing. This designation denotes that the fund meets certain quality and pricing guidelines such as: a rating of A or better by a Nationally Recognized Statistical Rating Organization (NRSRO), maintain a constant NAV $1.00 at all times, allow a maximum 7 day redemption of proceeds, invest 95% in US government securities or securities rated in the highest short-term rating category by an NRSRO, or unrated securities determined by the fund’s board to be of comparable quality or other registered money market funds or collateralized repurchase agreements with the remaining 5% in Second Tier securities from Rule 2a-7. This is subject to an annual review.
•	***The Federated U.S. Treasury Cash Reserves is on the National Association of Insurance Commissioner’s list as a U.S. Direct Obligations/Full Faith & Credit listing. This designation denotes that the fund meets certain quality and pricing guidelines such as: a rating of AAA or Aaaby a Nationally Recognized Statistical Rating Organization (NRSRO), maintain a constant NAV $1.00 at all times, allow a maximum 7 day redemption of proceeds, invest 100% in US government securities. This is subject to an annual review.

Institutional Sales Material. Not to be reproduced or shown to the public.

Disclosures (continued)

•	A money market fund rated AAAmby Standard & Poor’s is granted after evaluating a number of factors, including credit quality, market price, exposure and management. Money market funds rated Aaa-mf by Moody’s are judged to be of an investment quality similar to Aaa-rated fixed income obligations, that is, they are judged to be of the best quality. Fitch’s money market fund ratings are an assessment of the safety of invested principal and the ability to maintain a stable market value of the fund’s shares. For more information on credit ratings, visit standardandpoors.com, v3.moodys.com and fitchratings.com.
•	Ratings are subject to change and do not remove market risk.
•	Federated Securities Corp., Distributor

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A prospectus/proxy statement with respect to the proposed transaction has been mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents are available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.